GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue
New York, New York 10166

Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

May 20, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Juhl Wind, Inc. Registration Statement on
Form S-1 File No. 333-154617 (the “Registration Statement”)

  Ladies and Gentlemen:

On behalf of Juhl Wind, Inc., a Delaware corporation (the “Registrant”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 3 to the captioned Registration Statement on Form S-1, No. 333-154617 (as amended, the “Amendment”), for the registration of 1,700,000 shares of the Registrant’s common stock to be offered by holders of common stock and Series A warrants under a selling stockholder resale prospectus, including one complete copy of the exhibits listed in the Amendment as filed therewith.

Four courtesy copies of this letter and the Amendment, together with all exhibits thereto, and one courtesy copy of the Support Binder (as defined below), are being provided directly to the staff of the SEC (the “Staff”) for its convenience (attention:  Erin Martin, Esq.) in the review of the foregoing documents.

The Amendment responds to the comments received from the Staff of the SEC by letter, dated April 30, 2009 (the “Comment Letter”) with respect to the Registration Statement.

The Registrant wishes to be in a position to request acceleration of the effective date of the Registration Statement as soon as possible, but not later than June 1, 2009.

To facilitate the Staff’s review, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.

General

1.
We note on your website, www.juhlwind.com, that you have a link to an article in the Star Tribune dated February 20, 2009, which discusses your plans to raise additional capital through a “$100 million offering, or fund, that might function like an asset-pooled Real Estate Investment Trust.”  Please provide us an analysis as to the treatment of this communication for purposes of Section 5 of the Securities Act in the context of your plans, if any, to register this offering.  Alternatively, please provide us with an analysis as to the treatment of this communication for the purpose of Section 4(2) of the Securities Act if you intend to conduct a private placement of the referenced offering.

Following receipt of the Staff’s comment above, the Registrant immediately removed from its website the link to the article that appeared in the Minneapolis - St. Paul, Minnesota Star Tribune on February 20, 2009 (the “Article”), referencing a “$100 million offering (the “Offering”), or fund, that might function like an asset-pooled Real Estate Investment Trust” (the “Fund”).  The Registrant has a policy of not commenting prematurely to the media as to possible future transactions, and this disclosure was inadvertent.  Based on our conversation with Erin Martin of the Staff on May 6, 2009, we wish to inform the Staff of the following:

•	the Fund has not yet been formed nor has its organizational structure been determined;

•
if and when the Fund is ultimately formed, the Registrant expects that the Fund would be a “special-purpose” financing vehicle, legally separate from the Registrant (with no direct Registrant ownership);

•
if the Fund is formed and ultimately proceeds with capital-raising activities, such capital-raising activities would take the form of a “best efforts” private placement conducted in accordance with Section 4(2) of the Securities Act (the “Act”), and Regulation D thereunder;

•
no marketing activities have occurred as part of the Offering and no “offers” or “sales” (as such terms are defined in Section 2(a)(3) under the Act) have been made by the Registrant or the Fund, or by their respective representatives, concerning the possible Offering as of the date of this letter; and

•	neither the Registrant nor, to the Registrant’s knowledge, Northland Securities has been contacted by prospective investors as a result of the Article.

Although the term “offer” has been interpreted broadly by the SEC, and includes “the publication of information and statements, and publicity efforts, made in advance of a proposed financing which have the effect of conditioning the public mind or arousing public interest in the issuer or in its securities,” the Registrant does not believe that an “offer” was made through the publication of the Article, because (i) the Article did not contain any specific details regarding the Offering, such as the terms or types of securities that may be offered, the price at which the securities may be expected to be sold or even the identity of the issuer of those securities, and (ii) the prospects of the possible Offering are sufficiently inchoate and uncertain at this time.  The SEC has adopted rules excluding certain communications and activities from the term “offer” and the related concept “prospectus” in recent years, and we believe the Article is consistent with the spirit of such exclusions.  See, e.g., Rules 134 through 139, 155 and 254.

Moreover, to the extent that the Article implies that the Fund is working with Northland Securities on an Offering, it should be noted that Section 2(a)(3) of the Act specifically excludes from the definition of “offer” any preliminary negotiations or agreements between an issuer (or any person directly or indirectly controlling or controlled by an issuer, or under direct or indirect common control with an issuer) and any underwriter who is or is to be in privity of contract with an issuer (or any person directly or indirectly controlling or controlled by an issuer, or under direct or indirect common control with an issuer).  Since no sales have occurred, the Registrant is not required to record any contingent liability for potential rescission claims for financial and accounting purposes.

As to any future decision with respect to the possible Offering, we believe a significant interval of time will have passed between the publication of the Article and possible commencement of the Offering that the nature of the investors was such and their relationship with the Registrant existed independent of the Article that a private placement exemption could be relied on.

Accordingly, we do not believe that the Registrant engaged in any impermissible general solicitation or advertising by virtue of the publication of the Article that would impact the current Registration Statement or any possible Offering in the future.

2.
We note that you have revised your registration statement to include additional studies and reports and that you have not previously provided us with copies of these documents.  Please provide us with highlighted copies of any study or report that you cite or on which you rely.  Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies.  Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.  We note the following statements:

•	“The EIA’s 2009 Annual Energy Outlook Early Release Overview released in December 2008 projects that, while coal continues to be the most important . . .,” page 2;

•	“The GEWC’s Global Wind 2008 Report predicts that wind power is positioned to supply 10% to 12% of global electricity demand by 2020 . . . ,” page 30;

•	“Wind now provides over 21,000 megawatts of electricity . . . according to the American Wind Energy Association’s December 22, 2008 press release,” page 30;

•	“According to the Emerging Growth Research, LLP’s Industry Report: U.S. Wind Section (December 29, 2008) . . . ,” page 31; and

•	“According to the U.S. Department of Energy, EIA’s International Energy Annual 2006, updated December 8, 2008, the United States had the second highest carbon dioxide emissions . . . ,” page 40.

As requested by the Staff, the Registrant has supplementally provided the Staff with four highlighted copies of any study or report that it cites or on which it relies that has not been previously supplementally provided to the Staff.  With respect to the foregoing statements:

•	The support for the information provided in the first bullet can be found on page 11 of Tab 1 in the binder that the Registrant has supplementally provided to the Staff (the “Support Binder”).

•
The support for the information provided in the second bullet can be found on page 4 of Tab 2 in the Support Binder (with the underlying information on which it relies provided in Tab 3 of the Support Binder).

•	The support for the information provided in the third bullet can be found on page 1 of Tab 4 in the Support Binder.

•	The support for the information provided in the fourth bullet can be found on page 4 of Tab 5 in the Support Binder.

•	The support for the information provided in the fifth bullet can be found on page 5 of Tab 6 in the Support Binder.

•
In addition to the information called for in response to the Staff’s comment, the Registrant has also included (i) the U.S. Department of Energy’s 20% Wind Energy by 2030 (May 2008) and (ii) Renewable Resources in the U.S. Electricity Supply (February 1993), each of which are cited or relied upon in the Amendment but that have not been previously provided to the Staff.

The Registrant has advised us that the industry reports or studies upon which it relied were publicly available and not prepared for the Registrant and that the Registrant did not compensate the party that prepared these reports or studies.

Business, page 28

Corporate Information and History, page 29

3.
Please disclose whether any consideration was paid to the previous principal shareholders, executive officers and/or promoters of the company in connection with the share exchange between the company and Juhl Energy and DanMar.  If such consideration was paid, please describe the transaction.

Simultaneously with the closing of the share exchange between MH & SC, Incorporated (“MH & SC”) and Juhl Energy Development, Inc. (“Juhl Energy”) and DanMar and Associates, Inc. (“DanMar”), Cory Heitz, the then principal stockholder, director and Chief Executive Officer of MH & SC prior to the share exchange transaction, received all of the outstanding membership interests of My Health & Safety Supply Company, LLC (“My Health LLC”), in full satisfaction of advances made by Cory Heitz to MH&SC in the principal amount of $121,000, plus accrued but unpaid interest.  MH&SC was the holding company for My Health LLC.  My Health LLC was the only operating subsidiary of MH&SC.  The sale of My Health LLC was a condition of the share exchange transaction. Please refer to pages 21, 54 and F-8 of the Amendment, which reflect the revisions.

Facilities, page 42

4.	We note that you state on page 38 that you maintain an office in Chicago, Illinois. Please disclose this office in this section of your prospectus.

As requested by the Staff, the Registrant has disclosed that it maintains an office in Chicago, Illinois under the caption “Business — Facilities” in the prospectus.  Please refer to page 43 of the Amendment, which reflects the revisions.

Certain Relationships and Related Party Transactions, page 53

5.	Please include any transaction with related persons in connection with the share exchange between the company and Juhl Energy and DanMar. See Item 404(a) of Regulation S-K.

As requested by the Staff, the Registrant has included all transactions with related persons in connection with the share exchange between MH & SC and Juhl Energy and DanMar.  Please refer to page 54 of the Amendment, which reflects the revisions.

6.
We note the disclosure on page 53 that “Daniel J. Juhl transferred 100 shares of common stock of Juhl Energy to John P. Mitola for an agreed purchase price.”  Please include the approximate dollar value of the amount involved in this transaction.

As requested by the Staff, the Registrant has included the approximate dollar value of the amount involved in this transaction.  Please refer to page 54 of the Amendment, which reflects the revisions.

Selling Stockholders, page 54

7.
We note your response to comment 2 in our letter dated February 12, 2009.  In reviewing the table that you have included in the prospectus, however, we note that the investment amount from Bruce Meyers and Irwin Khan has changed from the previous disclosure in your correspondence dated January 21, 2009.  Please explain to us why this change has occurred.

The information provided to the Staff in response to comment 2 in the Staff’s letter dated February 12, 2009 was subsequently determined by the Registrant to be incorrect.  The Registrant corrected the error in the Registration Statement.

Financial Statements and Notes

Note 1 – Background, Change of Control, and Basis of Presentation

Reverse Acquisition, page F 8

8.
We have considered your response to comment 18 in our letter dated February 12, 2009.  Please expand your disclosures to clearly state the sale of MH & SC, Inc. was a condition of the share exchange transaction.

As requested by the Staff, the Registrant has expanded its disclosure to clearly state the sale of MH & SC was a condition of the share exchange transaction.  Please refer to pages 21, 54 and F-8 of the Amendment, which reflect the revisions.

Acquisition of Next Generation Power Systems and Related Real Property, pages F-8 – F-9

9.
We note your response to comment 22 in our letter dated February 12, 2009.  Given that more than 75 days have passed since your acquisition of NextGen, please revise your registration statement to include the required financial statements of NextGen.  Reference is made to Rule 8-04(c)(4) of Regulation S-X.

As requested by the Staff, the Registrant has included the required financial statements of NextGen in the Amendment.  Please refer to pages F-36 to F-57 of the Amendment.

10.
We have considered your response to comment 23 in our letter dated February 12, 2009.  We note that you have determined the fair value to be $3.50 per share, which represents a discount to the closing price during the time period in which negotiations of the transaction were occurring.  As indicated in paragraph 4 of EITF 99-12, the determination of fair value should be based on the market price of the securities over a reasonable period of time, generally a few days before and after the terms of the acquisition are agreed to and announced.  Please tell us how the utilization of this methodology as opposed to yours would have impacted the financial statements.

As requested by the Staff, the Registrant has analyzed the impact on the financial statements if the fair value of the price per share of unregistered common stock had been determined based on the market price of the securities during the period beginning a few days before the terms of the acquisition were agreed to and a few days after the terms of the acquisition were agreed to and announced.

During the period from October 14, 2008 through November 6, 2008, the average daily closing price of shares of its common stock on the OTC Bulletin Board quotation service was $3.30.  After applying an estimated 10% fair value discount to account for the fact that the shares issued by the Registrant were unregistered, the fair value per share would have been $2.97 ($3.30 per share x 90%).  This fair value determination per share differs by $0.53 per share from the $3.50 per share value that was used in recording the 92,143 shares issued to the non-controlling stockholders of NextGen.  Therefore, the overall difference in fair value of the Registrant’s shares issued in the NextGen stock acquisition was $48,836 (92,143 x $0.53 per share) had the Registrant used this expanded time period for the determination of the fair value of the shares issued. For purposes of this analysis, the Registrant has excluded from consideration the 41,070 shares issued by the Registrant in connection with the simultaneous acquisition from certain NextGen stockholders of the real estate, whose fair value had been determined with respect to third party appraisal information.

The $48,836 represents a potential overstatement of the purchase price and the corresponding value allocated to the goodwill asset recorded by the Registrant in conjunction with the stock purchase transaction with NextGen.  It should be noted, however, that prior to the Registrant’s release of its consolidated financial statements for December 31, 2008, a goodwill impairment expense of approximately $194,000 was recorded as a result of the declining U.S. economic conditions occurring subsequent to the acquisition and the Registrant’s analysis of its future cash flows.  The Registrant does not believe that the impact to its financial statements would be material —if the fair value had been determined to be $2.97 per share rather than $3.50 per share— since the Registrant has already reflected an impairment of the related goodwill as it was written down to its fair value at December 31, 2008.  The only effect on the Registrant’s net income would have been a reduction of goodwill impairment of $48,836..

The Registrant also notes that, as a result, there would be a potential classification difference between Additional Paid-in Capital (carrying amount $3.3 million) and Retained Earnings (carrying amount $-2.3 million).  However, the Registrant believes that the resulting $48,836 difference within those classifications is immaterial as well. There would be no effect on the Registrant’s total equity as reported as of December 31, 2008.

Note 7 – Income Taxes, pages F-15 – F-16

11.
We note that as of December 31, 2008, you have not recorded a valuation allowance for your deferred tax assets.  Given that you have experienced cumulative losses in recent years, tell us and explain the factors you considered, both positive and negative, and the weight you placed on each factor in determining that no valuation allowance was required.  Reference is made to paragraphs 23 – 25 of SFAS 109.

In addressing the Staff’s question, the Registrant has focused its response on its current deferred tax asset of $422,000 as the remaining noncurrent deferred tax asset is only $14,000.  The current deferred tax asset is primarily attributable to approximately $600,000 of net operating loss carryforwards, and approximately $450,000 in deductible timing differences in the recognition of expenses for tax purposes that will reverse within the next year.

The Registrant considered the following positive factors that it considered to be more likely than not (greater than 50% weighting) to occur:

•
two shovel-ready projects for 2009 that will contribute $2.0 million of margins whereas the Registrant had no such revenue in 2008, primarily as a result of U.S. economic conditions and an unprecedented banking crisis in 2008 that led to the Registrant’s inability to construct any wind farm projects during 2008; this should create taxable income of approximately $2,000,000;

•	existing contractual commitments for management and consulting revenues;

•	substantial reduction of non-recurring overhead expense associated with becoming a public company in 2008;

•	newly legislated federal stimulus incentives to enhance the funding of renewable energy projects and NextGen’s small turbine sales;

•	reduction of NextGen’s overhead as it has been absorbed by the Registrant;

•	length of time to use the existing NOL carryforward; and

•	previous profitability of DanMar before NextGen was acquired by the Registrant.

The Registrant weighed the following negative factors against the positive factors (less than 50% weighting) noted above:

•	wind farm projects, although shovel-ready, were not yet under construction at January 1, 2009;

•
operating losses incurred recently in the Registrant’s consolidated financial statements, including the pre-acquisition losses sustained by its newly acquired subsidiary, NextGen, and the potential that fees for professional services continue in maintaining its public company status; and

•	dependency on outside funding sources to provide debt and equity capital for wind farm developments.

Based on an analysis of the factors outlined above, the Registrant determined that (i) at December 31, 2008, the projections of taxable income indicated that a valuation allowance was not necessary and (ii) at March 31, 2009, a valuation allowance of $299,000 was necessary in light of the deferred tax asset that would have otherwise been recorded for the additional net operating loss that occurred during the three month period ended March 31, 2009.

A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Registrant as soon as the SEC has reviewed this letter and its enclosures and has advised the Registrant that no further issues remain outstanding.  At the time of the request, the Registrant will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and Staff comments.  The Registrant does not expect to rely on Rule 430A.  As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be provided.  We believe that all other supplemental information requested by the Staff has been provided with this letter.

Should any member of the SEC’s Staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (212-801-9221).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Erin E. Martin, Esq., Staff Attorney
Mr. Wilson Lee, Accounting Reviewer
Tom Kluck, Esq., Branch Chief
Division of Corporation Finance

Mr. John P. Mitola
Juhl Wind, Inc.